

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 23, 2018

Michael A. Kuglin
Chief Financial Officer
Suburban Propane Partners, L.P.
240 Route 10 West
Whippany, NJ 07981

> **Re: Suburban Propane Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed November 22, 2017**
> **File No. 1-14222**

Dear Mr. Kuglin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

8. Long-Term Borrowings, page F-17

1. Reference is made to the discussion on page F-19 of maximum leverage ratios imposed by the Amended Credit Agreement on both you and the Operating Partnership. Please disclose the amount of Partners' Capital or net income restricted or free of restrictions as required by Rule 4-08 (e)(1) of Regulation S-X. Please also tell us: (a) the amount of restricted net assets of consolidated subsidiaries as of the most recent balance sheet date and how you computed the amount; (b) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (c) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

Michael A. Kuglin
Suburban Propane Partners, L.P.
January 23, 2018
Page 2

Exhibit 23.1

2. The consent refers to an audit report date of November 23, 2016 rather than November 22, 2017. Please confirm that the original manually signed consent correctly refers to the audit report dated November 22, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Daniel S. Bloomstein
        Vice President and Controller